DIAMOND POWERSPORTS, INC.
5250 N.W. 109th Avenue
Sunrise, Florida 33351
(954) 749-8606

December 8, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Max Webb, Esq.
         Assistant Director

Re: Diamond Powersports, Inc Form SB-2, Filed 1/28/04; Effective 2/11/04; POS

Dear Mr. Webb:

We wish to request the withdrawal of Post Effective Amendment No. 1 to the above-captioned registration statement on Form SB-2, which was filed with the Commission on December 6, 2005, in File No. 333-87992. The Post Effective Amendment No. 1 related to a registration statement on Form SB-2 that was originally filed with the Commission on January 28, 2004 and declared effective on February 11, 2004, File No. 333-112278.

Inadvertently, our Post Effective Amendment No. 1 was EDGARized on December 6, 2006, under the Commission File No. 333-87992, which was an earlier registration statement on Form SB-2, but was not the correct File No. of 333-112278. We have been advised that we must withdraw our filing that was made in error, and re-file our Post Effective Amendment No. 1 with the File No. of 333-112278.

Accordingly, we hereby withdraw our File No. 333-87992, and will re-file it under the File No. 333-112278.

Thank you for your assistance.

Sincerely,

/s/ Pierre Elliot
Pierre Elliot
President and Chief Executive Officer